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Filed by NorthPoint Communications Group, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and
 Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
 Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON AUGUST 24, 2000:


Verizon invests in NorthPoint                                                top

Many of you have heard about our exciting agreement between NorthPoint and Verizon. The merger combines NorthPoint's and Verizon's DSL networks, products, strategic partnerships and management teams. "With this agreement, a new NorthPoint is created," said NorthPoint's president and chief executive, Liz Fetter, who will continue as CEO after the merger. "NorthPoint will be a stronger competitor against cable and other broadband service providers, delivering to customers the benefits that are always derived from competition: innovation, increased choice and better service."

We expect to complete our transaction with Verizon by mid-2001. In the meantime, we will continue to communicate our plans and answer questions throughout this process. For answers to some of the most frequently asked questions about our merger, please see our Got Questions? section of this newsletter.
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From our perspective the merger:

    . accelerates the realization of our strategic business plan by providing additional key resources sooner than expected -- financing position, skilled employees, enhanced customer care and a network that will double in size when the deal is completed. The funding secured through this agreement will allow us to increase our efforts to expand our network and continue to improve our service and delivery processes. The addition of approximately 1,500 broadband-skilled employees immediately expands our technical services capabilities upon completion of the transaction.

    . gives us the biggest footprint in the industry as the leading national DSL service provider. Verizon will continue to serve as a retail DSL services reseller and contribute all of its wholesale DSL business -- including $800 million in cash and its broadband network assets -- to create a "new" NorthPoint. We've built our business on the strength of delivering innovative service and quality products for our partner channels.

    . strengthens our efforts to develop new features, applications and value-added services: content delivery, streaming media, voice over DSL and a host of other products.

    . allows us to perpetuate the pioneering culture you've come to know and appreciate. Our management team will be in place to lead the day-to-day

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        operations. And moving forward, we'll keep the NorthPoint brand and retain our sense of "a business venture with a start up personality."

    . delivers true competitive choice -- we become an even more agile competitor for the entrenched cable industry and other DSL players (like SBC and Qwest).

    . positions us to deliver the most advanced, technology driven, broadband services and products in the industry. All in all, we believe the merger provides a unique opportunity to strengthen our capacity to serve our business partners in the future.

We look forward to continuing our partnership with you and we are excited about this opportunity to perpetuate our fast-paced growth as the premier DSL provider in the industry.

Got Questions?

This month our focus is on:

NorthPoint/Verizon Merger

OVERVIEW OF QUESTIONS

What has NorthPoint announced?
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What exactly is being merged?
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What are the combined strengths of the new company?
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What percentage of NorthPoint does Verizon now own?
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What impact will this have on existing customers?
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Why does this agreement put NorthPoint in a better position as a broadband
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leader?
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When do you expect the deal to close? Do you expect it to be approved quickly?
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As a current NorthPoint Partner, what does the Verizon announcement mean to my
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current relationship with NorthPoint?
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Is NorthPoint maintaining its wholesale strategy or will it launch a retail
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service?
--------
Will the addition of Verizon's retail channel and former Verizon wholesale
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partners, such as AOL, change my relative importance to NorthPoint as a
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channel partner?
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Will this announcement impact my current NorthPoint account team? Will my
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escalation process change?
--------------------------
Will the Verizon announcement have any impacts on the operational processes by
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which I interface with NorthPoint today?
----------------------------------------

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Each month we answer some of the more frequently asked questions regarding
NorthPoint. These will vary from month to month in order to cover all aspects of our company. If you have suggestions for future articles or questions about the newsletter, please write our newsletter staff. For technical assistance, please
                             ----------------
contact our support department.
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You may obtain more information about NorthPoint Communications at
www.northpoint.net.
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What has NorthPoint announced?                                              [_]

NorthPoint and Verizon have announced that they will merge their DSL assets to form the leading national broadband company with unmatched assets and a greater ability to deliver competitive choice for high-quality broadband services nationwide. As part of the merger, Verizon will contribute $800 million in cash to NorthPoint and

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its shareholders and will provide NorthPoint with its broadband network assets creating a "new" NorthPoint and one of the world's best financed and strategically positioned broadband services companies.

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What exactly is being merged?                                               [_]

The merger combines the DSL networks, product suites, strategic partnerships, customers and top-flight personnel of NorthPoint and Verizon to create a preeminent broadband leader dedicated to accelerating broadband service innovation and choice nationwide.

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What are the combined strengths of the new company?                         [_]

By the end of the year, the combined DSL operations of NorthPoint and Verizon are expected to include:

    . A nationwide broadband network comprised of more than 3,000 COs, passing approximately 63 million homes and businesses

    . More than 600,000 combined DSL subscribers and wholesale relationships with companies such as AOL, RadioShack, and Microsoft

    . Approximately 3,000 employees dedicated to supporting NorthPoint's competitive, customer-focused strategy

    .   Broadband ventures in Europe and in Canada

    . A NorthPoint management team that has pioneered the industry's most aggressive DSL deployment

    . Strong and committed financial resources to execute on the company's aggressive plans

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What percentage of NorthPoint does Verizon now own?                          [_]

The combination of the two DSL businesses creates a "new" NorthPoint with Verizon owning a 55 percent stake and existing NorthPoint shareholders assuming a 45 percent stake.

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What impact will this have on existing customers?                            [_]

This deal has a positive impact on customers, providing NorthPoint with greater network and product coverage, as well as the depth of resources necessary to continue its focus on network build out and product innovation, in addition to improving customer service and provisioning.

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Why does this agreement put NorthPoint in a better position as a             [_]
broadband leader?

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The depth of resources and assets combined with our entrepreneurial spirit puts us in a stronger position than ever, in what continues to be one of the fastest growing markets in the industry. The fundamentals of this business have not changed -- in fact they have only improved with line sharing and other technology advances. With this agreement, we have the industry's most expansive network, the largest number of wholesale subscribers and unmatched partnerships -- along with the necessary funding -- to deliver robust value-added broadband services to consumers and businesses.

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When do you expect the deal to close? Do you expect it to be approved        [_]
quickly?

We expect to complete the merger by mid-2001. The transaction requires approval by the FCC, Department of Justice, various state utility commissions and NorthPoint shareholders. Given the substantial benefits to consumers, we are confident we will gain all necessary approvals.

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As a current NorthPoint partner, what does the Verizon announcement mean     [_]
to my current relationship with NorthPoint?

The additional benefits you will receive as a result of this announcement are significant. NorthPoint's agreement significantly expands our network reach, service offerings, access to capital and ability to innovate. By the end of the year, the combined operations of NorthPoint and Verizon are expected to include more than 3,000 operational central offices in 163 MSAs, more than 600,000 subscribers and a network passing approximately 63 million homes and businesses. This announcement also provides NorthPoint with additional resources that will enable NorthPoint to scale, continue network expansion and product development and continue to improve customer service.

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Is NorthPoint maintaining its wholesale strategy or will it launch a         [_]
retail service?

NorthPoint remains focused on a wholesale strategy. We are on the fastest path to profitability among national DSL service providers, demonstrating the success with which we have executed to this strategy. NorthPoint has relationships with more than 200 leading service provider partners -- including ISPs, CLECs, regional providers, IXCs and ILECs, in addition to retail alliances with RadioShack and MSN. The new NorthPoint will gain customer relationships with additional ISPs including AOL, Verizon Online and Genuity.

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Will the addition of Verizon's retail channel and former Verizon             [_]
wholesale partners, such as AOL, change my relative importance to NorthPoint as a channel partner?

This agreement strengthens NorthPoint's ability to serve all of its wholesale customers through expanded resources to deploy network, develop new products, and enhance service delivery and support. NorthPoint's plan is based on a continued

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fast pace of growth. NorthPoint's existing 200+ service provider partners provided 62,000 installed lines by the end of Q2 2000 and all signs point to continued subscriber demand for DSL from this channel.

In order to be successful NorthPoint must recognize continued productivity and growth from all of its channels. This will necessitate that NorthPoint continue to provide top quality support for all of its partners.

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Will this announcement impact my current NorthPoint account team? Will       [_]
my escalation process change?

You can expect business as usual with regard to the people supporting your account. Your current account team will continue to be focused on supporting you and escalation procedures will remain in place as they are today. As always, NorthPoint will continue to look at ways of enhancing our processes and procedures in order to continually improve the level of service and support we provide our partners.

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Will the Verizon announcement have any impacts on the operational            [_]
processes by which I interface with NorthPoint today (e.g., order placement, order status, partner support center)?

Again, it's business as usual. This announcement should not cause disruption in your current daily interactions with NorthPoint. You should feel 100 percent confident in placing to orders using the same procedures, systems, and staff. NorthPoint will continue to use its current industry leading back office systems, including the Partner Resource Center (PRC) and OSS 2000, as well as the rest of its operational processes. Service delivery will remain based in Emeryville and staffed by the same teams that are supporting you today.

As we leverage the combined strengths of the "new" NorthPoint after the completion of the deal, we will keep you posted on service delivery enhancements.

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